June 30, 2005

Jay Ingram, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Fit For Business International, Inc. ("FFB")
         Registration Statement on Form SB-2
         File No. 333-122176

Dear Mr. Ingram:

We have reviewed your May 25, 2005 letter and have the following responses:

General
-------

1. We note your revisions in response to our prior comment 1 further noting that you have set varying offering prices for the same security. Describe for us the basis for setting varying offering prices and how you plan to conduct this offering given the varying offering prices. Otherwise, revise your disclosure in accordance with our prior comment
         1. We also note that the price being offered by the company differs from the offering by the selling shareholders. Please explain the basis for the varying offering prices and how the company plans to conduct this offering when its shares are offered at a substantially higher price then the selling shareholders. We may have further comment.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised the offering prices to be $1.50 for all shares being offered.

2. We reissue our prior comment 10. Please provide the disclosure required by Item 510 of Regulation S-B; Disclosure of Commission Position on Indemnification for Securities Act Liabilities on the prospectus.

ANSWER: As previously  indicated in our response to prior comment 4 (not comment
10), the original filed SB-2 registration statement contained the information required by this question in Item 24 (Commission's position on indemnification) and Item 28(B) (undertaking in the first sentence of Item 512(e)). If there is another place in the document that this disclosure is required, we would respectfully request guidance from the Commission.

3. It appears that Herbalife Ltd., rather than Herbalife International Inc. is traded on the NYSE under the symbol HLF. Please revise throughout the prospectus. Also, please disclose the relationship between Herbalife Ltd. and Herbalife International Inc. and clarify your relationship with each.

ANSWER: Herbalife Ltd. is the company traded on the NYSE. Herbalife Ltd. is the supplier of the nutritional products that Fit For Business uses in its wellness programs. Fit for Business does not know the relationship between Herbalife Ltd. and Herbalife International Inc. However, pursuant to Herbalife Ltd's latest Form 10-K filing, Herbalife International Inc. is a subsidiary of Herbalife Ltd. We have revised Amendment No. 2 to Form SB-2, to change all references to Herbalife Ltd.

Registration Statement Facing Page
----------------------------------

4. We note that the information required by Item 501(a)(9) of Regulation S-B appears on page 3. Since you disclose this information on the prospectus cover page, please remove the disclosure from page 3.

ANSWER: Page 3 of the document is the balance of the registration fee table. It does not discuss the information required by Item 501(a)(9). Please clarify this question so that we can address this issue.

Prospectus Cover Page
---------------------

5. We reissue our prior comment 5. Review the disclosure requirements set forth in Item 501 of Regulation S-B and limit your disclosure on the cover page to only that information required by the Item. Please note that the disclosure of extraneous information that is not required by
         Item 501 of Regulation S-B greatly impairs the readability of the disclosure on the cover page. For example, we refer you, without limitation, to disclosure referencing the use of proceeds and the identity of the option holders.

ANSWER:  We have  revised the cover page to comply  with Item 501 of  Regulation
S-B.

6. We reissue our prior comment 6. Please limit the outside front cover of the prospectus to one page. Refer to Item 501(a)(9)(iii) of Regulation S-B .

ANSWER: In Amendment No. 2 to Form SB 2, we limited the outside front cover of the prospectus to one page.

7. We partially reissue comment 7. Please disclose whether there are any minimum purchase requirements, as required by Item 501(a)(9)(iii) of Regulation S-B. This is the minimum number of securities an investor may purchase.

ANSWER: In Amendment No.2 to Form SB-2, we have stated that there are no minimum purchase requirements. This was also contained in our original SB-2 filing.

8.       Review  your  disclosure  on the cover  page and  revise to delete  all
         repetitious  information.   For  example,  we  refer  you  to  disclose
         referencing the terms of the offering.

ANSWER: In Amendment No. 2 to Form SB-2, we have eliminated repetitive disclosure.

9. We partially reissue our prior comment 8 continuing to note reference to the term "recognized exchange." Clarify what you mean by your use of the term.

ANSWER: In Amendment No. 2 to Form SB-2, this has been deleted since the only exchange that the Company intends to be quoted on is the OTC Bulletin Board.

10. Please remove the statement that after effectiveness you plan to apply for quotation on the OTC Bulletin Board from the prospectus cover page.

ANSWER: In Amendment No. 2 to Form SB-2, we have removed the above-referenced statement.

11. The cross-reference to the "Risk Factors" section is not correct because the "Risk Factors" section commences on page 10. Revise as appropriate.

ANSWER: In Amendment No. 2 to Form SB-2, we have inserted the correct page number reference to the Risk Factors section.

12. The Company's supplemental response to our prior comment 11 appears to be incorrect since you have not removed the disclosure referenced in prior comment. We thus reissue our previous comment 11. We do not understand what you mean when you disclose that "[t]this registration statement will be amended and completed from time to time, as necessary." Revise or advise.

ANSWER:  In Amendment No. 2 to Form SB-2, we have deleted this section.

Inside Front and Outside Back Cover Page
----------------------------------------

13. The Company's supplemental response to our prior comment 12 appears to be incorrect since it does not appear as though you have provided the dealer prospectus delivery obligation. We, therefore, reissue the comment. Refer to Item 501(b) of Regulation S-B.

ANSWER: In Amendment No. 2 to Form SB-2, we have provided the dealer prospectus delivery obligation.

Application of Proceeds
-----------------------

14. Please remove this section since you prospectus includes a detailed "Use of Proceeds" section in accordance with Item 504 of Regulation S-B.

ANSWER: In Amendment No. 2 to Form SB-2, we have removed this section.

Risk Factors
------------

15. We reissue our prior comment 21. Please avoid the generic conclusion you reach in many of your risk factors that you risk could negatively impact or have an adverse effect on your business or your business could suffer negative consequences. Instead, replace this language with specific disclosure of how your business and operations would be affected. Refer to the second, seventh, and fifteenth risk factors.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised the generic conclusions and replaced such language with specific risk disclosure.

16. Please revise the first risk factor subheading to revise the risk to the company and investors relating to the going concern. The risk would appear to be that the company may cease to exist and investors could loose their money, rather than simply hurting the company's ability to raise additional financing. Also, update the deficit accumulated as of most recent financial statements in the risk factor.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised the first risk factor subheading.

17.      Please remove risk factor thirteen.

ANSWER: In Amendment No. 2 to Form SB-2, we have removed risk factor 13.

Since Our Business Operations Are Presently Located. . . ."
-----------------------------------------------------------

18. Please expand the disclosure in this risk factor to provide more specific information about the "rules and regulations" of Australia and how they may impact your operations. Currently, the disclosure is too general.

ANSWER: In Amendment No. 2 to Form SB-2, we have added disclosure about Australian rules and regulations.

Use of Proceeds
---------------

19. We partially reissue prior comment 25. Please provide more specificity regarding the amount allocated to working capital. Please revise to indicate the amount allocated to each use of working capital.

ANSWER: In Amendment No. 2 to Form SB-2, we have specifically allocated the working capital to 5 specific areas.

20. We note that the proceeds will be used to pay salaries of management. Please include a separate line in the use of proceeds table indicating the total amount allocated to these salaries.

ANSWER: In Amendment No. 2 to Form SB-2, we have included a separate salary line.

21. Please discuss the allocation of proceeds if you raise less than $700,000.

ANSWER; In Amendment No. 2 to Form SB-2, per our discussion, we have added an allocation for $350,000.

Management's Discussion and Analysis
------------------------------------
Overview
--------

22. In the second paragraph, explain your use of the term "deemed" as it relates to the disclosure about the reverse merger. Also, explain the business purpose of the reverse merger.

ANSWER: The use of the word "deemed" as it relates to the disclosure of the reverse merger comes from the information contained in Statement of Accounting Financial Standards No. 141 - Business Combinations, (SFAS No. 141), paragraph 17 which states: "In a business combination effected through an exchange of equity interest, the entity that issues the equity interests is general the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests." As such, the use of the word "deemed" refers to an entity identification application of the acquiring entity and the acquired entity. In the case of Fit For Business International, Inc. ("FFB International" and Fit For Business Australia Pty Limited ("FFB Australia"), FFB International is a Nevada corporation with no assets, working capital or operations. FFB Australia is a private operating company. The merger of the private operating company (FFB Australia) into the non-operating shell corporation (FFB International) resulted in the owners and management of the private company having actual and effective operating control of the combined company after the transaction, with shareholders of the shell company continuing as passive investors. In this reverse acquisition transaction, FFB Australia is "deemed" to be the acquiring entity, and FFB International the acquired entity, with the continuation of the operations of the combined entity after the transaction under the name of FFB International.

The business purpose of the reverse merger is to allow FFB Australia, under the name of FFB International, the opportunity to conduct a capital formation activity through the issuance of common stock registered with the SEC through the use of a Registration Statement on Form SB-2. Considering the limited resources of FFB Australia, this method of "going public" is preferred over that of an initial public offering ("IPO") registration.

The accounting application involved in the reverse merger process is described in Note 1 to the financial statements for the interim periods ended March 31, 2005, and 2004, under the heading of Basis of Presentation and Organization, presented in the SB-2/A document.

23. In the second paragraph, explain you use of the phrase "quality endorsed business model."

ANSWER: In Amendment No. 2 to Form SB-2, we have deleted this phrase as the quality endorsement applies to the Company's processes rather than to the business model.

24. Please specifically disclose the factual basis for, and the context of all your beliefs, understandings, estimates, and opinions. This is particularly true for all projections, statistics, and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. Some examples include the following. This is not an exhaustive list.
                  a. Disclosure referencing the statistics of the Australian Institute of Health and Welfare and how the "statistics are reflected in the Australian workforce."
                  b.  Disclosure   referencing  the  Australian  National  Audit
                  Office.
                  c. On page 23, the disclosure in the paragraph commencing "[i]t would be FFBI analysis that within three to five years...." d.  Disclosure on page 36, stating that "[t]he FFBI program appeals to a broad cross-section of potential independent Living Well account executives throughout the world...."

ANSWER: In Amendment No. 2 to Form SB-2, we have identified source documents that were the basis for the Company's beliefs, understanding, estimates and opinions. We have identified and footnoted the specific references to these documents. Please note, we have moved this section to the description of our business section, as a consequence of revising the MD&A section as requested.

25. Please provide the basis for the disclosure regarding the company's beliefs throughout this section. For example, we note management's belief "its approach and programs deliver a sustainable improvement to employees'  lives....  [which is] reflected in their increased  health, more positive mental and emotional states, and greater productivity" and your programs "improve their profitability."

ANSWER:  In  Amendment  No. 2 to Form SB-2,  we have  provided the basis for the
disclosure  regarding  the  Company's  beliefs,  understanding,   estimates  and
opinions or deleted such language.

26. Currently the overview repeats disclosure found in the business section and does not add meaningful disclosure to the MD&A discussion. As such, we ask that you revise the executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of
         Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised the executive overview to discuss the events, trends, and uncertainties that management views as most critical to the Company's revenues, financial position, liquidity, plan of operations and results of operations.

27.      At the bottom of page 22, explain you use of the term "OH&S."

ANSWER: In Amendment No. 2 to Form SB-2, we have defined this term as "Occupational Health and Safety." It now appears on Page 25.

Results of Operations and Liquidity and Capital Resources
---------------------------------------------------------

28. We reissue prior to comment 43. Please provide the disclosure required by Item 303(b) of Regulation S-B.

ANSWER: In Amendment No. 2 to Form SB-2, we have provided the disclosure required by Item 303(b) of Regulation S-B.

29. We reiterate our request from our previous comment 37. Please disclose in MD&A the nature and material terms of the license with LR Global. Disclosure continues to reference the sale of the license to LR Global Marketing Pty. Ltd. Explain precisely what is involved with the sale of the "license." Currently, the disclosure is too vague and does not present a clear understanding of this aspect of your operations.

ANSWER: In Amendment No. 2 to Form SB-2, we have added disclosure regarding the license with LR Global and have updated the current status of payment.

30. You state that you do not expect any revenues until the second quarter of 2005. Revise to clarify that you are referring to the second quarter of the calendar year ending in 2005 since the second quarter of the fiscal year ending 2005 would be the quarter ending December 31, 2005 (assuming a fiscal year end of June 30).

ANSWER: In Amendment No. 2 to Form SB-2, the reference to the second quarter has been deleted. References are now to a specific quarter ending.

31. We reissue our prior comment 33. Given your current cash position, explain, in concrete detail, how you intend to pay the costs associated with this offering, which, we note, have decreased by $200,000 since the initial filing and are currently estimated to reach $100,000.

ANSWER: As stated, the Company's offering costs are approximately $100,000. The Company already paid $53,100 of these offering costs. In the event that the Company is unable to raise additional monies to assist with the payment of the offering costs, it intends to fund these costs through loans. Fort Street Equity has indicated a willingness to loan the Company such funds.

32.      Disclose the amount due by LR Global by May 31, 2005.

ANSWER: The amount due from L.R. Global at May 31, 2005, was $382,250. This amount has been included in the section on Results of Operations and Liquidity and Capital Resources.

33. Disclosure indicates that "[i]n order to secure sufficient sales to become profitable, we may need to secure additional debt or equity funding....."  Explain,  in detail, how additional debt or equity might contribute to sufficient sales. To this extent, we partially reissue our prior to comment 41.

ANSWER: In Amendment No. 2 to Form SB-2, we have added the following disclosure:
"In the eventuality that we do not raise more than $1.2 Million through this prospectus and obtain the $180,000 for the marketing, promotion and brand campaign costs, we may need to secure additional debt or equity funding to support our marketing and sales strategy in order to secure sufficient sales to become profitable."

Plan of Operation
-----------------

34. In "March 2005 - Pilot TV program," you state that the enhanced pilot will cost "$15,000 to produce." Revise whether the costs will be $15,000 or $150,000.

ANSWER: In Amendment No. 2 to Form SB-2, we have disclosed the amount to be $15,000.

35. You refer to the June quarter and March quarter in "March 2005 - Revenues" and "June 2005 - Sales", respectively. Please clarify whether you are referring to the quarters ending in June and March or the quarters beginning with such periods.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised such statements to clearly indicate the specific quarter ending.

36. We reissue our prior comment 44 as it relates to the disclosure referencing your "web-based management information systems" and "providing input and direction for further wellness program selection."

ANSWER: In Amendment No. 2 to Form SB-2, we have added language disclosing the requested information.

37. Throughout this section, you identify a series of objectives yet you provide no disclosure about the ways in which you intend to achieve your stated objectives. To this extent, we reissue our prior comment
         45. Your disclosure is too vague and does not provide a potential investor with the information needed to meaningfully evaluate your company's plan of operations. Merely citing end-resultant goals is insufficient. Please provide as much disclosure as necessary so that a potential investor may understand the activities and costs associated with the achievement of sustained first revenues. We may have further comment.

ANSWER: In Amendment No. 2 to Form SB-2, we have added disclosure about the Company's methods of achieving objectives.

38.      Disclosure  indicates  that  you are  "researching  other  like  minded
         Occupational  Health and Saftey  Organizations....."  Explain the steps the company has taken with respect to this research and explain what you mean by your use of the term "beneficial alliances."

ANSWER: In Amendment No. 2 to Form SB-2, we have explained the steps the Company has taken to research and explain the term beneficial alliances.

39. The disclosure on page 25 under the caption "March 2005" is no longer current. Revise as appropriate.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised the document to show the Company's March quarter achievements and revised the rest of the plan of operations accordingly.

40. We reissue our prior comment 50. Describe all of the steps and costs associated with "International Marketing Development."

ANSWER: In Amendment No. 2 to Form SB-2, the costs of International Market Development are included in the "Use of Proceeds" section. We have also added disclosure in the MD&A in each quarter, respectively.

Website Design and Enhancement
------------------------------
41. Explain what you mean when you disclose that you seek to upgrade your website to "present better information about our programs that is more consistent with our current marketing approach." Currently, the disclosure is too vague. Please be more specific.

ANSWER: In Amendment No. 2 to Form SB-2, we have added disclosure to explain the above comments.

Pilot TV Program
----------------
42. Explain how you intend to finance the cost of the enhanced pilot. To this extent, we reissue our prior comment 48. Disclose the existence of any agreements currently in place with respect to the production of the program. Describe the material terms of the agreements and file them as material exhibits. If there are no agreements, disclose this fact and present specific disclosure about the ways in which the company intends to generate the contracts necessary for successful production.

ANSWER: In Amendment No. 2 to Form SB-2, we have provided the requested information.

Sales
-----
43. Explain what you mean when you disclose that "a further two licenses will be endeavored to be sold in Australia.

ANSWER: In Amendment No. 2 to Form SB-2, we have added language as follows: "The FFBI business and financial modeling has indicated that there should only be three licenses issued in Australia/New Zealand, due to the size of the corporate market place. FFBI has already contracted with one license being LR Global Marketing Pty Ltd. Therefore, we are still seeking to sell a further two licenses. FFBI has currently short listed a number of potential licensees and is going through our selection process to ensure that licensee meets our criteria."

Business
--------
44. The disclosure in this section is confusing because you disclose that $185,000 will be "expended." The caption for this section, however, is "Revenues." Revise as appropriate. To the extent you mean that $185,000 is expected, disclose the basis for this assertion.

ANSWER: In Amendment No. 2 to Form SB-2, we have moved this disclosure to the "Expenses" section.

45. Reconsider your disclosure in this section, particularly the tabular presentation appearing on page 36. Consider providing disclosure in the front of this section setting forth the precise relationship between entities involved in your business. To this extent, we reissue our prior comments 56 and 57. It is not clear what activities the corporate entity undertakes since it appears that the account representatives and customer service representatives are the individuals who market and distribute Herbalife products. It further appears that the account executives and customer service representatives are obligated to provide the company with a portion of the earnings generated from the sale of the Herbalife products. Describe, with specificity, the difference, if any, between the two roles and the precise relationship of these individuals to the corporation. Clear disclosure of how these individuals impact your operations is required. Also, disclose whether any of your officers and directors are account executives or customer service representatives. We may have further comment.

ANSWER: In Amendment No. 2 to Form SB-2, the disclosure section has been revised accordingly under the "Corporate Wellness Solution Program" section.

46. Disclose the total value of the 5,000,000 shares issued to former Officers and directors on May 30, 2001.

ANSWER: The total value of the 5,000,000 shares issued to former officers and directors on May 30, 2001, for services rendered was $5,000, or the par value ($.001 per share) of the common stock. This value was determined by resolution of the Board of Directors and recorded in the minutes of the Company. This amount has been included in the SB-2/A document.

47. We reissue previous comment 54. In disclosing the material terms of the exchange agreement, state whether any finders' fees were paid or whether any consideration was paid, directly or indirectly. We also note the services Fort Street Equity provided in connection with the acquisition. Please disclose whether Fort Street Equity was compensated for these services provided.

ANSWER: Under the terms of the Exchange Agreement effected on September 14, 2004, no finders' fees were paid, and no consideration was paid, either directly or indirectly. Fort Street Equity, Inc. was not compensated for its services related to the Exchange Agreement, as it had completed the purchase of 2,000,000 options to purchase the common stock of FFB International for $10,000 prior to the effective date of the merger. This information has been included in the SB-2/A document.

48. Please disclose in greater detail the specific structuring for the compensation plan for the licensees, account executives and customer service representatives. If these individuals are subject to agreements, please file forms of the agreements as exhibits.

ANSWER: In Amendment No. 2 to Form SB-2, we have added a compensation table to discuss the compensation structure. We have also added the following to the document:

"Distinction  between  Account  Executive  and Customer  Service  Representative
Typically an Account Executive would source the corporations/retirement villages, make the initial contact, present the FFB program, and negotiate the contract phase. Once this is signed off the Customer Service Representative would then "take over" the contract (NB the Account Executive may choose to maintain this contract himself if it is a small number of programs) he/she would then contact the participants, review their program requirements, order & deliver programs. Initiate them onto the program and provide the 1 on 1 customer support as part of the FFB customer care program."

49. Disclose whether any of the licensees, account executives or customer service representatives are affiliated with your company, your officers or directors or affiliates.

ANSWER: In Amendment No. 2 to Form SB-2, we have specifically disclosed that the directors, officers and staff of FFBI are not Licensees, Account Executives or Customer Service Representatives. We also added language about the fact that there are 16 Independent Account Executives and 5 customer service representatives out of the total of 67 account executives and customer service representatives who are affiliated with Mark Poulsen & Associates Pty Ltd.

Living Well Program
-------------------
50. In response to our prior comments 62 and 63, we note that you have not removed the substance of the disclosure that was the subject of our previous comments. Explain why. Otherwise, re-insert the referenced disclosure and comply with our prior comments. We may have further comment.

ANSWER: In response to your previous comments 62 and 63, we removed the disclosure as it was inaccurate. The disclosure was confusing as it referenced the Herbalife network marketing scheme that account executives and customer service representatives may be involved with. The Company has taken the view that as the Company directly contracts its account executives and customer service representatives and does not run a network marketing system, as such it does not remunerate these contractors or employees on such a basis that it should delete such reference from the document. What the account executives and customer service representatives do with Herbalife and the Herbalife network marketing system is a matter for them. Under the Company's code of conduct, no network marketing activities or pyramid selling activities are permitted and if such activities are detected through the Company's quality assurance procedures and monitoring processes, the account executives and customer service representative contracts will be terminated. The terms "royalty override" and account executive downline organizations" have been removed as these terms do not relate to the Company. The Company does not pay "royalty overrides" nor does it have downline organizations as each account executive and customer service representative are all on one level directly contracted to the Company.

Products and Services
---------------------

51. Disclose the substance of the "presentations" your company had made to the Board of Directors of Herbalife.

ANSWER: In Amendment No. 2 to Form SB-2, we have disclosed the substance of the presentations made to the Herbalife Board of Directors.

52. We did not understand the following disclosure: "FFBI programs are Herbalife distributors with significant network distributor organizations currently distributing Herbalife products." Please clarify.

ANSWER: In Amendment No. 2 to Form SB-2, we have amended the language of this sentence so it reads as follows: "Currently the licensees that are being chosen by FFBI to distribute FFBI programs are Herbalife distributors with an existing distributor network currently distributing Herbalife products to the domestic market."

53. We partially reissue out prior comment 57. Does Herbalife permit the use of a network marketing system such as one your company employs? If so, describe any restrictions that Herbalife imposes on your operations or those of your account executives and customer service representatives.

ANSWER: Herbalife uses network marketing in its business model and has done since it's inception in 1980 - as disclosed in its SEC filings. The Company does not incorporate network marketing in its business model. Its marketing strategy calls for a small, yet highly trained and qualified experienced sales force. The number in Australia/New Zealand is currently budgeted and limited to 65 people. Herbalife does not have any contracted relationship with the Company and, as such, does not impose any restrictions on Company operations. Those account executives and customer service representatives who are Herbalife distributors are bound contractually to abide by the Herbalife rules and regulations when distributing Herbalife products.

Fit for Business Program Return and Buy-Back Policies
-----------------------------------------------------

54. In response to our prior comment 65, we note that you have removed the substance of the disclosure that was the subject of our previous comment. Explain why. Otherwise, re-insert the referenced disclosure and comply with our prior comments. We may have further comment.

ANSWER: To enhance the understanding of the Company's business plan, it determined it was necessary to remove this section in its entirety as the Buy-Back policy relates directly to the supply of nutritional products. As the Company does not directly supply the products (in specific the nutritional component of the program from Herbalife), this Buy-Back policy is in fact a relationship between the Herbalife distributor and Herbalife. Fit For Business solely operates on a contractual basis and, as such, any problems arising from the contact are solved contractually.

55. In response to our prior comments 66-68, we note that you have removed the substance of the disclosure that was the subject of our pervious comments. Explain why. In this regard, we reissue our prior comment 66. In that comment, we noted that you offer a structured work force whereby account executives must be sponsored by existing account executives. Please add disclosure to discuss in detail this aspect of your business. Provide substantial detail regarding the payment structure of these transactions and provide examples as necessary. Disclose the amount and percent of revenues to date that are attributed to this aspect of your business. Also, a pyramid sales may be considered a security or inherently fraudulent under federal law. See Release no. 33-9387 (November 1971). In addition, these sales structures may be illegal under state law. Supplementally, with a view toward disclosure, in the prospectus, please address whether your sales structure involves a security under federal law or is illegal under federal or state law or under Australian law. We may have further comment.

ANSWER: The Company would like to correct the misapprehension that it offers a structured work force. The Fit For Business, Inc. business model does not constitute a pyramid scheme or an investment contract.

In the USA, the Federal Trade Commission has established a test for determining what constitutes a pyramid scheme. Such contrivances are characterized "by the payment by participants of money to the company in return for which they receive
(1) the right to sell a product and (2) the right to receive a commission in return for recruiting other participants into the program which are unrelated to the sale of the product to ultimate users." As quoted in In the Matter of Koscot Interplanetary, Inc. et al, 86 F.T.C. 1106. (1975).

The Australian Trade Practices Act 1974 - Sect. 65AAD, similarly defines what constitutes a Pyramid scheme:

         (1) In this Act: "Pyramid selling scheme" means a scheme with both the following characteristics:
                  (a) to take part in the scheme, some or all new participants must make a payment (a participation payment) to another participant or participants in the scheme;
                  (b) the participation payments are entirely or substantially induced by the prospect held out to new participants that they will be entitled to a payment (a recruitment payment ) in relation to the introduction to the scheme of further new participants.

In Australia, the above Act was considered recently in Australian Competition & Consumer Commission v Worldplay Services Pty Ltd [2004] FCA 1138 (2 September
2004). FINN J IN THE FEDERAL COURT OF AUSTRALIA indicated:

It has been said of pyramid schemes that "recruitment is the income generating event": Myers, Wedding and Maertin, "Non-Egyptian Pyramids - US Style" [1974] Bus Law Rev 84 at 84. The promotional material that has been put in evidence, be it from the official WGI website or from members' websites, leaves little doubt that recruitment is held out as the predominant source of income generation and that income generation is the predominant reason for taking membership.

 The hiring practices of FFBI are clearly focused on the end result of primarily selling Wellness Programs to corporations, not on the recruitment of additional CSR's or AE's. FFBI will look to take on a limited number of licensees (for example, 3 within Australia and New Zealand) within a country. Within Australia and New Zealand, 15 Account Executives ("AE's") per licensee are expected to be the number required to work the business. Further, FFBI will employ in the vicinity of 5 AE's in Australia and New Zealand. This number is what is required to properly assist the corporate and retirement villages that FFBI is targeting. Therefore, a total of 50 AE's are expected to work the Australia and New Zealand market places.

The number of corporations and retirement villages to whom, FFBI sells, and the number of employees or retirees that take up FFBI programs, will dictate how many customer service representatives or wellness coaches FFBI requires. The anticipated ratio is that FFBI will need one customer service representative ("CSR") for every 150 employees or retirees. Initial projections on the number of CSR's in Australia and New Zealand have the number at around 100 CSR's. Out of these 100 CSR's, FFBI will directly employ about 20 of them.

Therefore, in Australia and New Zealand, in the next 12 to 18 months, FFBI could potentially have: 3 Licensees, 45 Independent AE's, 5 employed AE's, 80 Independent CSR's, and 20 Employed CSR's.

In addition, the initial payment required of the CSR's and AE's is not for "the right to sell a product." It is the cost of marketing tools to be used in their sales practice. The only payment to FFBI from the independent CSR's and AE is for their resource kit. This is priced at $59.14 and it includes:

o    FFBI Letterhead (25 copies)
o    FFBI Corporate Brochures (6 copies)
o    FFBI Nutritional Brochures (Herbalife) 6 copies
o    FFBI Corporate Folders (6 copies)
o    CD Rom containing all training and pro forma documents
o Certificate of Registration of Account Executive or Customer Service Representative
o    Living Well program posters (5 copies)
o    Living well pamphlets (100 copies)
o    Corporate Employee Implementation Brochures (20 copies)
o    Web Based Management system access codes and instructions
o    FFBI email address details

Sales of account executive kits are not subject to account executive allowances and cash incentives, including commissions and bonuses. Accordingly, FFBI receives the entire retail sales amount from the sale of account executive kits. Thus, total revenue (based on 45 Account Executives and 80 CSR's) for this source for FFBI in Australia New Zealand is expected to be $7,392.50. Such an amount of revenue is negligible in comparison to FFBI's anticipated revenues from sales of its programs.

There are no other income sources or payments of any kind required by the AE's or CSR's to FFBI. There are no recruitment or other fees or commissions, or inducements paid or given in kind or in any other way returned directly or indirectly for the recruitment of the limited (125 in Australia/NZ) people required to run the business by FFBI or any related party.

Similarly, in the life insurance industry, those beginning their own practice as agents of companies, such as New York Life and others, are required to invest substantial amounts in lead generation, business cards, and other advertisements of their practice. No agency has ever claimed this industry to be an illegal pyramid scheme. FFBI's structure is similar to the life insurance industry. However, FFBI is not requiring any substantial outlay of monies.

Furthermore, FFBI does not have any levels in its business model. The AE and CSR's are either directly contracted to FFBI or employed by FFBI. The only way AE's make money is to contract on behalf of FFBI with a corporate customer to supply the FFBI programs. The total revenue to be made by FFBI by recovering the costs of the marketing materials in Australia and New Zealand, is expected to be $7,392.50. FFBI has standard corporate recruiting practices - no meetings, no fees for recruiting others - it uses the newspapers or registered recruitment agencies, and "word of mouth."

FFBI sells a program of wellness to corporate clients, including, but not limited to, nutritional supplements. These nutritional supplements may, or may not, be provided by Herbalife.

FFBI is also not an "investment contract" pursuant toss.2(1) of the Securities Act of 1933. The Supreme Court defined an investment contract in the landmark case SEC v. W.J. Howey Co., 328 US 293 (1946). An investment contract is a scheme where 1) a person invests money 2) in a common enterprise 3) and is led to expect profits solely from the efforts of a promoter or a third party. All elements must be present for an investment contract to exist. Id.

The first element of Howey requires there be an "investment of money." Id. In United Housing Foundation, Inc v. Forman, Justice Powell distinguished between investments versus consumption. 421 U.S. 837 (1975). By investment, "the court has meant either capital appreciation resulting from the development of an initial investment or a participation in earnings [of others] from use of investors funds." Id. Here, the AE's and CSR's are purchasing marketing materials for their own use in their efforts to sell FFBI's products, ie. Wellness Programs, Inoculations and nutritional supplements. They are consuming, or using, these marketing materials, just as the residents in Forman consumed their apartments, despite the residents being required to buy "stock" in Co-op City. There has not been an investment in FFBI by the CSR's and AE's.

The second element of Howey requires commonality, either vertical or horizontal. Vertical commonality examines whether the activities of the promoter are the controlling factor in the success or failures of the investment. Thus, vertical commonality analysis is similar enough to the third element of Howey that we can address it at that point. Horizontal commonality requires the pooling of investors funds. See SEC v. Infinity Group Co., 212 F.3d 180 (3rd Cir. 2000). Here, there is no pooling of funds within the meaning of Infinity Group. There is merely the sale and purchase of marketing materials. The funds received from these purchases are not pooled with respect to any investment as far as the purchasers are concerned. This element has not been met.

The third element of Howey requires profits to be derived solely from the efforts of others. Certainly there have been schemes where fraudsters have attempted to circumvent this element by having those investors participate minimally in the venture. See Koscot, infra. The true inquiry is whether "the efforts made by those other than the investor are the undeniably significant ones, those managerial efforts which affect the failure or success of an enterprise." SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir 1973). Here, the effort of the AE's are the critical components - it is upon their ability to sell the programs to the corporations on which their profits depend. The profits or remunerations of the CSR's is a function of their ability to service the employees of the corporations or retirement villages and the sales ability required therein.

FFBI has not fulfilled any of the Howey elements and accordingly cannot be considered an investment contract within the meaning of ss.2(1) of the 1933 Act.

Geographic Profiles and Sales Trends

56.      We reissue our prior comment 69. On page 39, explain why you "expect an initial  period  of rapid  growth  in  sales...."  after  entering  new countries.

ANSWER: In Amendment No. 2 to Form SB-2, we have explained the Company's expectations by adding the following:

a) Our international expansion includes targeting companies that are pre disposed to purchasing our programs. This is done through research on these companies to find out which ones are indeed already pro - active in corporate wellness.
b) We will be entering these new markets with a track record and testimonials, which would therefore increase the speed of our successful contract fulfillment.
c) We will be employing qualified experienced corporate sales Executives that are already connected into the corporate arena in these international markets.
d) As such the initial uptake of our programs and therefore sales will be more rapid initially than on an ongoing basis. This will see an initial percentage growth of sales significantly higher than will be achieved on an ongoing basis by the business."

Governmental Regulation
-----------------------

57. We reissue our prior comment 73. In light of the fact that it appears as though many facets of your business are subject to extensive government regulation, please reconsider your disclosure in this section in its entirety to specifically discuss how your company's operations are impacted by the myriad governmental regulations that impact your operations. Refer to Item 101(a)(8) of Regulation S-B. Currently, the disclosure on this topic is vague and does not appear to sufficiently capture the ways in which government regulations impact your business. Also, please discuss the laws of the jurisdictions where you conduct or plan to conduct your business.

ANSWER: In Amendment No. 2 to Form SB-2, we have added additional disclosure in the "Risk Factor" section and the "Government Regulation" section.

58.      Please elaborate on the disclosure in the second full paragraph on page
         41. What do you mean when you disclose that some of your programs may be reclassified or "placed into another category as to which stricter regulations are applicable." We do not understand your disclosure.

ANSWER: In Amendment No. 2 to Form SB-2, we have added the following disclosure:
"For example inappropriate or improper claims made about nutritional products could see them being reclassified from being a food to a therapeutic good. Such a reclassification would require significantly different registration, labeling and marketing processes being undertaken for such a nutritional product."

59. In the third paragraph, consider providing examples of "permissible and impermissible activities in each market."

ANSWER: In Amendment No. 2 to Form SB-2, the following disclosure has been added: "For example, impermissible activities in some markets may include claiming that our programs can deliver weight reduction or that they will deliver stress relief in the work place or increase the productivity of the workplace. The Account Executives and Customer Service Representatives are trained to ensure that their activities and claims involving the FFB programs do not transgress any of the laws of the market in which they operate"

60. Explain the ways in which "[m]isconduct by account executives could have a material adverse effect" on you.

ANSWER: In Amendment No. 2 to Form SB-2, we have added the following disclosure:
"For example if the account executive was located in Australia and were to make a proven misleading or deceptive claim, the Australian Trade Practices Act 1974
(Cth) might open FFBI to a claim for damages consisting of:

o    compensatory damages for any injury;
o damages for any expenses incurred to treat an injury or repair damage to property, including medical expenses;
o    compensation for any loss of income because of injury or damage;
o an amount in respect of any costs which will be incurred in the future to treat an injury or repair damage to property; and
o compensation for any loss of life expectancy or ongoing impairment of earning capacity."

Competition
-----------

61. Please provide the basis for management's belief that your "bonus program and other compensation and incentive programs provide account executives with significant earning potential" or remove.

ANSWER: Since the Company's bonus program and other compensation and incentive programs are yet to be developed, the above-referenced statement has been removed from the document in its entirety.

Independent Account Executives and Customer Service Representatives
-------------------------------------------------------------------

62. The disclosure in response to our prior comment 80 does little to enhance the understanding of the "code of conduct." Reconsider your disclosure in response to our prior comment in its entirety and revise the prospectus to highlight the material aspects of the "code of conduct" and the "quality assured procedures."

ANSWER: In Amendment No. 2 to Form SB-2, this section has been revised to enhance the understanding of the code of conduct."

Australian License Agreement
----------------------------

63. We reissue our prior comment 81. We still do not understand the nature of the license agreement with LR Global Marketing Pty Ltd. Explain, in detail, the business purpose for the license agreement and how it impacts your operations, financial and otherwise.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised this section to better explain the license agreement with LR Global Marketing Pty Ltd.

64. Disclose the estimated value of the 500,000 shares Mark Poulsen transferred to LR Global. Also describe the method by which you determined the value.

ANSWER: The estimated fair value of the 500,000 shares of common stock transferred by Mark A. Poulsen, President and Chief Executive Officer of the Company, to L.R. Global subsequent to September 14, 2004, from shares that he received in the Exchange Agreement, was estimated to be $250,000 or $.50 per share. This value was determined by reference to the price established by the board of directors of the Company for the conversion of promissory notes into shares of common stock that took place on September 29, 2004. This information has been included in the SB-2/A document.

65. In the first paragraph of this subsection, clarify what you mean when you disclose that the principals of LR Global "are not related
         to....Australia."

ANSWER: In Amendment No. 2 to Form SB-2, we have added the words "FFB" to indicate that the principals of LR Global have no affiliation with the Company.

66. Disclose the methods by which you determined the value of the license grant.

ANSWER: In Amendment No. 2 to Form SB-2, we have disclosed the methods in which the Company values the license grant.

Patents or Trademarks or Licenses
---------------------------------

67. Disclose whether or not you are currently seeking any intellectual property rights.

ANSWER: In Amendment No. 2 to Form SB-2, disclosure has been added stating that the Company is not currently seeking any further intellectual property rights.

Directors, Executive Officers, Promoters, and Control Persons
-------------------------------------------------------------

68.      Please disclose the business experience of Mr. Head 1999 to 2001.

ANSWER: In Amendment No. 2 to Form SB-2, Mr. Head's business experience has been disclosed.

69. We reissue our prior comment 94. Please discuss the potential conflicts of interest with management. Disclose whether the company has adopted a policy regarding conflicts of interest.

ANSWER: The potential conflicts of interest with management and the Company's policy have already been disclosed in the "Conflicts of Interest" section. In Amendment No. 2 to Form SB-2, we have moved this section to the management section.

Executive Compensation
----------------------

70. Disclose the source of funds you will use to pay Mr. Poulsen's $388,250 bonus. Also, disclose how you valued the bonus. Also, disclose why the payment of the bonus is contingent on obtaining a listing on the OTC Bulletin Board.

ANSWER: In Amendment No. 2 to Form SB-2, we have added the following disclosure to address this issue: "As the view of our board of directors was that Mr. Poulsen spent approximately two- thirds of his time over the last six years building the Australian business, the bonus was calculated using Mr. Poulsen's current Australian salary and applied on an approximately two-thirds basis over a period of six years. The payment of the bonus was made contingent on the listing of the common stock and capital raising, as this would be the source of funds for the payment of the bonus."

71. Disclosure indicates that bonuses will be paid if the company "meets its budget." Specifically explain what you mean by "meeting" your budget. Is this provision memorialized in corporate documents? If not, please explain who will make this determination and the criteria to be used in determining if the company met its budget.

ANSWER: In Amendment No. 2 to Form SB-2, we have added the following disclosure:
"Where bonuses are to be paid dependent on meeting budget, the meeting of budget refers to the annual fiscal budget which forecast our sales, revenues, expenses and profit. The annual budget is approved prior to the start of the fiscal year by our Board of Directors. At the end of our fiscal year, our Board of Directors will approve bonuses based on whether the forecast in the budget was met."

Stock Options
-------------

72. Disclosure indicates that Mr. Ralston will receive options as part of his employment agreement. Please explain why you have not disclosed this information as a material term of Mr. Ralston's employment agreement summarized in the "Executive Compensation" section. Revise or advise.

ANSWER: In Amendment No. 2 to Form SB-2, we have added Mr. Ralston's 30,000 options to the Summary Compensation table.

Principal Stockholders
----------------------

73. We note that Mr. Poulsen holds 1,000,000 shares of Series "A" Preferred Shares that may be converted into 50,000,000 shares of common stock. Disclose the method by which you determined the number of common shares to be issued upon conversation. Also, consider a risk factor discussing the significant control, even after the offering, by Mr. Poulsen through his ownership of the preferred and common stock. We may have further comment.

ANSWER: In April 2004, the Company's previous Board of Directors passed a resolution creating preferred shares and their voting rights. Specifically, the resolution stated that each Preferred Shares carry voting rights of 50 common shares.

74. We note the 2 million shares of common stock underlying options held by Fort Street Equity. Please indicate in the beneficial ownership table all shares that the owner has the right to acquire within sixty days from options, warrants, rights, or other conversion features.

ANSWER: In Amendment No. 2 to Form SB-2, we have included an additional line for the shares of common stock underlying the options for Fort Street Equity. The amount is now 1,850,000 options since Fort Street Equity has sold 150,000 of the 2,000,000 options.

Selling Stockholders

75. The first sentence in this subsection is confusing. If you mean to disclose that you are registering, for resale, 2,000,000 shares of common stock issuable in connection with outstanding common stock options, so revise your disclosure.

ANSWER: In Amendment No. 2 to Form SB-2, we have revised the disclosure based on your suggestion.

76. We reissue prior comment 108. Please reconcile the amount being registered for resale by the selling shareholders listed in the table with the disclosure on the cover page. Currently the selling shareholders table lists 3,959,000 shares of common stock registered for resale. The cover page indicates a total of 3,784,000 shares being registered for resale.

ANSWER: There is a typographical error in the table of selling shareholders in that GL Ray Enterprises shareholdings under the selling column should be 15,000 shares rather than the 150,000 shares indicated. As such, the correct number of shares disclosed as selling shareholders should be 3,824,000. This number should also be disclosed on the cover pages and these numbers have been changed accordingly.

77. We partially reissue our prior comment 109. Advise us of the business nature of Fort Street Equity and the manner by which you confirmed that the entity is not a broker-dealer of affiliate of a broker-dealer.

ANSWER: On May 31, 2005, the Company received a letter from Fort Street Equity. The letter was authored by Mitchell Stough, its managing member. It specifically stated that Fort Street Equity, and its managing member, Mitchell Stough, is not a broker-dealer (dealer-broker was the language Mr. Stough used in the letter) and is not affiliated or contracted in any way to any broker-dealers. In addition, the letter sets forth that Fort Street Equity is a consulting firm providing advice in the process of reverse mergers. It provides specific advice in helping choose a public entity which may be used in the reverse merger transaction. It also provides advice on choosing legal counsel, auditors and other professionals required for the transaction.

78. We reissue our prior comment 111. Disclose how you proposed to reflect any changes is selling security holders.

ANSWER: If there are any proposed changes to the selling security holders table, Fit For Business will file such changes with an amendment to the Form SB-2. If the changes occur after the SB-2 is declared effective, Fit for Business will file a Post Effective Amendment to the Form SB-2. In Amendment No. 2 to Form SB-2, it has added 50,000 shares for Bruce Gilling and 100,000 shares for the Ralston Superannuation Fund. This is based on the sale by Fort Street Equity of options. The 150,000 shares added were already listed in the original SB-2 filing for Fort Street Equity and we have accordingly reduced Fort Street Equity's 2,000,000 shares underlying options to 1,850,000.

Certain Relationships and Related Transactions

79. We note Mr. Poulsen's reliance upon Section 4(2) in his transfer of the shares from Mr. Poulsen's to the names individuals. Section 4(2) involves an issuance by the issuer, in this case Fit for Business. Therefore, we reissue prior comment 114.

         Please disclose the exemption relied upon. Also, please provide an analysis under Rule 144.

ANSWER: Mr. Poulson is the CEO of Fit for Business - his resale of restricted securities must pass relevant registration exemptions under both general restricted security resale terms and those restrictions placed upon him as a control person of the issuer. The SEC does not want a company doing indirectly through a conduit what it could not do itself.

Control persons wishing to sell their securities without registration have three options: 1) claim that isolated and sporadic sales into public trading markets are not a "distribution;" 2) comply with SEC Rule 144, and 3) avoid using an "underwriter" by selling in a nonpublic transaction or by selling directly on their own without assistance.

Rule 144
--------
In general, Rule 144 establishes a safe harbor for those who wish to sell restricted securities. Any affiliate who sells restricted securities of an issuer for his own account shall not be deemed to be engaged in a distribution of such securities if all of the following conditions are met. An affiliate is one who controls the issuer.

Control persons must hold the securities for one year. They can sell, over any three month period, the greater of one percent of outstanding securities of the average weekly trading volume, provided the issuer is current with SEC filings and a Form 144 is filed.

Here, it seems Mr. Poulson turned over the shares immediately after he received them. The amount, 455,000 of 15,000,000, is 3% of the total shares outstanding. There is no current trading volume. This transfer did not comply with Rule 144.

The Section 4 (1 1/2) Exemption
-------------------------------

If a control person is unable to bring his shares under Rule 144, he may rely on what is been termed "the Section 4(1 1/2) Exemption." ss.4(1 1/2) relies on the ss.4(1) exemption, where there is no transaction by an issuer, underwriter or dealer. Such a transaction cannot occur if there is no distribution of securities, only a transaction. Whether distribution occurs is analyzed under the criteria for an issuer making a private offering under ss.4(2). "The definition of an underwriter depends on the existence of a distribution." Ackerberg v. Johnson, 892 F.2d 1328 (8th Cir. 1989).
Mr. Poulson is not an underwriter under ss.2(a)(11) and is thus entitled to the exemption from registration under ss.4(1). An underwriter is any person who has purchased securities from an issuer with the view towards the distribution of the securities. Ackerberg, 892 F.2d. Thus, Poulson's status as an underwriter depends on whether there was a distribution of the securities. Id. "Given the statutory definition of underwriter, the exemption should be available if 1) the acquisition of the securities was not made `with a view to' distribution; or 2) the sale was not made `for an issuer in connection with' a distribution." Id, at 1336.

The first prong is generally analyzed under the perspective of the control person. Id. An examination is warranted of the person's "investment intent." Id. The courts have looked at the length of time the person has held the securities before reselling them. Id. We do not argue that Mr. Poulson had investment intent. Clearly, these shares were transferred almost immediately after they came into his possession. However, this test is a disjunctive one. We need only satisfy one of the prongs.

To determine whether a sale was made "in connection with a distribution" requires a consideration of the term distribution. Id. The definition of distribution is generally considered synonymous with a public offering. See, e.g. Gilligan, Will & Co. v. SEC, 267 F.2d 461. If there is no public offering, there can be no "distribution."

A public offering exists where offerees are in need of the protection of The Act. SEC v. Ralston Purina 346 US 119 (1953). Thus, a ss.4(2) analysis is pivotal in determining whether Mr. Poulson can take advantage of the ss.4(1) exemption. The proper focus is on whether the offerees are in need of the information contained in a registration statement. Id. Hence, the exemption is creatively called a ss.4(1 1/2).

The recipients of these securities were sophisticated investors who did not need the protection of the Act. Id. The offering was limited in nature, as only eleven total persons or entities received the securities. Also, the recipients had access to information about the issuer, either by virtue of their status as insiders of the company or by the fact that such information was made available to them from the issuer.

Mr. Poulson also did not use a broker to execute this transaction. He executed the placement himself. Thus, he did not use an underwriter and participate in a distribution pursuant toss.5 of the 1933 Act.

Restrictions on Securities Held By Transferees
----------------------------------------------

Control persons are deemed to be issuers for the purpose of determining who is an underwriter. ss.2(a)(11). The transferees are subject to the requirements of Rule 144 if they wish to sell their shares and not be deemed underwriters for the purposes of ss.ss. 2(a)(11) and 5. Thus, those who received shares on September 14, 2004 will be able to resell their shares September 14, 2005 if they comply with the other requirements of Rule 144.


80. We note the 5% commission Mark Poulsen and Associates receives from Herbalife on sales through the distributor network. Please disclose the amount of this commission from sales through Fit for Business in the past two years, as required by Item 404 of Regulation S-B.

ANSWER: In Amendment No. 2 to Form SB-2, we have added the following disclosure:
"Sales for the last 2 financial years from July 1, 2002 to June 30, 2004, totaled $591. The total commission paid to Mark Poulsen & Associates from Herbalife for such sales amounted to $30."

Description of Securities
-------------------------

81. Please reconcile the disclosure in this section that the preferred stock does not have conversation rights with the disclosure in note six to the financial statements indicating the common stock outstanding assuming conversation of the preferred stock to common stock.

ANSWER: The information disclosed in the section Description of Securities regard preferred stock without conversion rights does not reconcile to information disclosed in Note 6 - Related Parties in either the interim financial statements as of December 31, 2004 (replaced with interim financial statements dated March 31, 2005), or the audited financial statements presented as of September 30, 2004 (updated with audited financial statements as of June 30, 2004). In Note 6, information is generally provided regarding the transfer of shares of common stock received by Mark A. Poulsen, President and Chief Executive Officer of the Company, under the Exchange Agreement to individuals and an entity as primarily satisfaction of certain liabilities of the Company. In addition, Note 6 discusses the conversion of certain promissory notes into shares of common stock subsequent to the completion of the Exchange Agreement. While preferred stock was part of the Exchange Agreement, it has not been converted or otherwise used in transactions involving obligations of the Company to date. As such, the information provided for Preferred Stock and no conversion rights is currently consistent with what has been disclosed elsewhere in the registration document.

Financial Statements
--------------------
Reverse Merger
--------------

82. We note your supplemental response and revisions to our previous comments 116 and 117. Please revise the statement of stockholders= equity to retroactively restate the historic shares issued by the company using the appropriate reverse merger share ratio. Also, review the weighted average number of common stares outstanding as of September 30, 2003 and as of the interim financial statements date on the statement of operations and revise as necessary.

ANSWER: By changing the date of the audited financial statements from September 30, 2004, to June 30, 2004, (the actual fiscal year end of the Company), the financial statements presented for the period ended September 30, 2004, now becomes part of the interim financial information presented in the financial statements for the three-month and nine-month periods ended March 31, 2005. Under the requirements for presentation of interim financial information, a comprehensive statement of shareholders' equity is not required. As such, the revision to the statement of stockholders' equity to retroactively restate the historic shares issued the company using the appropriate reverse merger share ratio, and a review of the weighted average number of common shares outstanding as of September 30, 2003, is not required to be presented, as it has been eliminated by the presentation of audited financial statements of FFB International and FFB Australia as of June 30, 2004, and 2003, and interim financial statements of FFB International (post reverse merger) as of March 31, 2005, and 2004.

Restatements
------------

83. We note that deferred revenues increased and the currency translation decreased by $44,862 from the previously filed SB-2. We also note changes to multiple lines items on the statement of cash flows. Revise to describe the nature of the restatements, made in the amended financial statements, and their effect on net loss, and net loss per share as required by paragraph 37 of APB 20. Disclose on the face of the financial statements that they have been restarted.

ANSWER: The interim financial statements of the Company, as presented in the previous SB-2/A document, were for the period ended December 31, 2004, and 2003. There were several changes in the financial statements resulting from corrections in the realization of license fee revenue per comments by the SEC staff. However, the interim financial statements presented in the latest SB-2/A document have been updated, and are for the periods ended March 31, 2005, and 2004. As such, descriptions of the nature of the changes and disclosure on the face of the financial statements are not necessary.

84. When financial statements included in a filing with the Commission are changed in subsequent amendment or other filing, the staff believes that the change should be referenced in the independent accountant=s report, as indicated by AU Section 561.06a. Please direct your independent accountant to revise its report to reference the error correction made to the audited 2003 financial statements.


ANSWER: A complete change in the presentation of the periods of audited financial statements to June 30, 2004, and 2003, from September 30, 2004, and 2003, (see Comment 87) has been completed for the SB-2/A. As such, a reference to a change in the financial statements in the independent accountant's report when financial statements included in a filing with the SEC are changed, per AU 561.06a is not necessary under the circumstances.

Statements of Stockholders' Equity
----------------------------------

85. With respect to our previous comment 120, we note your supplemental response and revisions. Please revise that statement of stockholders' equity to present the 5,000,000 shares (issued on May 30th 2001) in the period ending September 30th 2001. Also, you should retroactively restate these shares issued using the appropriate reverse merger share ratio. Revise Note 4 and "Business-Our Company" accordingly as well.

ANSWER: The audited financial statements of FFB International for the periods ended June 30, 2004, and 2003, have been included in the SB-2/A. The information regarding the issuance of 5,000,000 shares of common stock for services rendered on May 30, 2001, has been included in the statements of stockholders' equity. As the financial statements presented are those of FFB International before the completion of the reverse merger, no retroactive restatement of these shares using the reverse merger ratio is required in the SB-2/A document presented.

Revenue Recognition
-------------------

86.      We note your  revisions  with respect to our  previous  comment 121 and
         122. Please continue your revisions by explaining how the revenue recognition policies meet each of the four criteria described in SAB Topic 104.

ANSWER: Additional information pertaining to the four criteria for revenue recognition per SAB Topic 104 has been included in the Significant Accounting Policies of the interim financial statements for the periods ended March 31, 2005, and 2004.

Fiscal Year End
---------------

87. With respect to our previous comment 124, we note your supplemental response. Revise to provide the audited financial statements as of June 30, 2004, since that appears to be your year end, or revise to disclose, which does not appear to be the case, that your year end is now September 30. Ensure that disclosures throughout the document are consistent with respect to the company=s fiscal year end. The information in the audited financial statements for September 30, 2004, while gratuitous, eliminates the quarterly information for the three months ended September 30, 2004. Further, the December 31, 2004 - the end of th actual second quarter - only provides information for three months, rather than six months. Please revise the financial statements to include the required quarterly disclosures.

ANSWER: The fiscal year end of the Company is June 30th of each year. As such, audited financial statements of FFB International and FFB Australia as of June 30, 2004, and 2003, and for the periods then ended, have been prepared and presented in the SB-2/A document. Interim financial statements, which include the periods ended September 30, 2004, and 2003, have been included in the presentation for the nine-month periods ended March 31, 2005, and 2004 in the SB-2/A document. As such, the revision of the audited financial information corrects the inconsistency in the interpretation of the Company's year end.

Note 6 - Related Party Transactions
-----------------------------------

88. In your supplemental response to our previous comment 128, you state that there are no terms for repayment. Please revise to clarify this in the notes to the financial statements in lieu of stating that the notes have an Aopen term.@ Also, please tell us supplementally id the lenders plan on establishing repayment terms. If they do not, tell us why you do not consider these loans capital contributions.

ANSWER: The information pertaining to "no terms for repayment" for related party receivables and payables has been changed from "open terms" to "no terms for repayment" in the financial statements presented in the SB-2/A. Over the term of the last two years of operations of FFB Australia, there has been a significant decrease in the amount of related party payables. As such, the related party payables are not considered to be capital contributions, but specifically in the nature of working capital loans.

Interim Financial Statements
----------------------------

89. Revise the interim financial statements and notes thereto to confirm to the requested changes to the annual financial statements as applicable.

ANSWER: The interim financial statements and notes thereto have been updated from December 31, 2004, and 2003, to March 31, 2005, and 2004 in the SB-2/A document. This update was due to the need to present more current financial information, and the year-end information contained in Comment 87.

                  Part II - Information Not Required in Prospectus
                  ------------------------------------------------

Other Expenses of Issuances and Distribution
--------------------------------------------

90. Supplementally explain why "miscellaneous fees" have decreased by nearly $220,000 since the initial filing. In this regard, we reissue our prior comment 138.

ANSWER: We acknowledge that miscellaneous offering fees presented in the amended registration document have decreased significantly since the initial filing. The basis for the decrease has been the availability of additional information to management of the Company with which to refine the estimate of such fees. The Company initially conducted a capital formation activity through Fort Street Equity that was unsuccessful. $77,000 of deferred offering costs related to the unsuccessful offering were written off. However, the initial estimate of miscellaneous offering costs of the magnitude initially presented came from the first unsuccessful capital formation activity. The results of the second capital formation activity thus far have provided a better estimate of such costs and expenses. The source of the information for the refined estimate has been the legal, accounting and other professionals involved in the preparation and filing of the registration document.

Recent Sale of Unregistered Securities
--------------------------------------

91. We reissue our prior comment 144. Please address the financial sophistication of the purchasers in the transactions for which you claim the exemption from registration contained in section 4(2) of the Securities Act.

ANSWER: In Amendment No. 2 to Form SB-2, we have added language regarding the financial sophistication of the purchasers in the transactions.

92. We reissue prior comment 145. Please disclose recent sales of unregistered securities issued by any predecessors of your business for the past three years. We note your supplemental response that you do not consider Fit for Business Australia Pty. Ltd. to be a predecessor. Please explain the basis for this statement. We direct your attention to Item 405 of Regulation S-B for the definition of predecessor.

ANSWER: We previously incorrectly maintained that Fit for Business Australia Pty. Limited. was not a predecessor. Under Item 405 of Regulation S-B definition of predecessor Fit for Business Australia Pty. Limited. is a predecessor. The 81 shares of stock of Fit for Business Australia Pty. Limited. exchanged for the 15,000,000 shares of common stock and 1,000,000 shares of preferred stock of FFB International have been the only shares outstanding of that Australian company since fiscal year 1999. There have been no other recent sales of unregistered securities by Fit for Business Australia Pty. Limited. in the last three years.

Exhibits
--------

93.      Please file the complete bylaws as amended. We direct your attention to
         Item 601 of Regulation S-B. Currently the bylaws refer to Patient Data Corp.

ANSWER: You had previously asked us this question. We then filed the Bylaws entitled "Patient Data Corporation" with Amendment No. 1. The Company was originally known as Patient Data Corporation and the Bylaws filed are the correct Bylaws for the Company.

94.      Please file the extension agreement with LR Global Marketing Pty. Ltd.

ANSWER: In Amendment No. 2 to Form SB-2, we have filed the extension agreement.

Very truly yours,

ANSLOW & JACLIN, LLP


BY:  /s/ RICHARD I. ANSLOW
   --------------------------
         RICHARD I. ANSLOW

RIA/